Exhibit 3.1

Section 1. Number and Qualifications. The officers of the Corporation shall include a Chief Executive Officer, a President, an Executive Vice President, one or more Vice Presidents, a Secretary and a Treasurer. Any two or more offices may be held by the same person. Such Chief Executive Officer, President, Executive Vice President, Secretary and Treasurer shall be elected from time to time by the Board of Directors, each to hold office until the meeting of the Board following the next annual meeting of the stockholders, or until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall have resigned or until he shall have been removed, as hereinafter provided in these By-Laws. One or more such Vice Presidents shall be elected from time to time by the Executive Committee of the management of the Company, each to hold office until the anniversary of such meeting at which the officer was elected or until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall have resigned or until he shall have been removed by the Executive Committee. The Board of Directors may from time to time appoint such other officers (including a Chairman of the Board and one or more Assistant Treasurers and Assistant Secretaries) and such agents as it may deem necessary or desirable for the business of the Corporation. The Board of Directors may from time to time authorize any principal officer or committee to appoint, and to prescribe the authority and duties of, any such subordinate officers or agents. Each of such other officers and agents shall have such authority, perform such duties, and hold office for such period, as are provided in these By-Laws or as may be prescribed by the Board of Directors or by the principal officer or committee appointing such officer or agent.